LightJump Acquisition Corporation
2735 Sand Hill Road, Suite 110
Menlo Park, CA 94025

VIA EDGAR

January 7, 2021

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attn:	Mr. Todd K. Schiffman

Re:	LightJump Acquisition Corporation
Registration Statement on Form S-1
File No. 333-251435

Acceleration Request

Requested Date:	January 8, 2021
Requested Time:	9:00 a.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LightJump Acquisition Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 8, 2021 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Jacqulyn Lewis at (949) 623-3568.

Sincerely,

LightJump Acquisition Corporation

By:	/s/ Robert Bennett
Robert Bennett Chief Executive Officer

cc:	Leib Orlanski, K&L Gates LLP
Jacqulyn L. Lewis, K&L Gates LLP